PEERBIE, INC.

FINANCIAL

STATEMENTS

For the fiscal year ended December 31, 2019 and

2020 (Unaudited)

PEERBIE, INC

.

ASSETS	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 5,417.65	$14,927.21
Prototype in development and construction	$324,100.00	$214,589.79
TOTAL CURRENT ASSETS	**$329,517.65**	**$229,517.00**
PROPERTY AND EQUIPMENT		
(Mac Pro + IPhone)	$2,799.00	$2,799.00
Office Equipment	$7,368.20	$7,368.20
Accumulated Depreciation	$-4,383.85	$-4,111.00
TOTAL PROPERTY AND EQUIPMENT	**$5,783.35**	**$6,056.00**
TOTAL ASSETS	**$335,301.00**	**$235,573.00**

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES	-	-
LONG-TERM LIABILITIES		
Convertible Notes	$324,100.00	$214,600.00
TOTAL LIABILITIES	**$324,100.00**	**$214,600.00**

PEERBIE, INC

.

SHAREHOLDERS' EQUITY		
Capital Stock (15.000.000 shares authorized, 11,000,000 shares issued and outstanding. $.0,00001 par value)	-	$110.00
Paid in Capital	$330,700.00	$221,200.00
Accumulated Deficit	-$319,499.00	-$200,227.00
TOTAL SHAREHOLDER'S EQUITY	**$11,201.00**	**$20,973.00**
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$335,301.00**	**$235,573.00**

PEERBIE, INC

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Statements of Operations
For the years December 31, 2020 and 2019

	2020	2019
Operating income		
Revenue	$4,000.00	$1,970.00
Gross Profit	**$4,000.00**	**$1,970.00**
Operating Expenses		
Advertising & Marketing	$8,471.98	$6,084.00
IT Expense	$8,440.68	$5,094.00
Tax Filing Expense	$1,600.00	$1,040.00
Franchise/Delaware Expense	$1,525.00	$1,525.00
Legal Zoom	$614.15	$375.00
Legal Templates	$95.88	$400.00
Rent & Lease	$4,003.00	$3,200.00
Salaries & Wages	$96,569.31	$104,126.17
Travel & Trips	$2,952.00	$4,528.83
Total Operating Expenses	**$124,272.00**	**$126,373.00**
Other Income/Expense		
US Treasury Income	$1000.00	-
Net Income	**$ -119,272.00**	**$-124,403.00**

PEERBIE INC.

CONSOLIDATED STATEMENT OF EQUITY

DECEMBER 31, 2020 AND 2019

PEERBIE, INC

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BALANCE, DECEMBER 31, 2018 (INCEPTION)	$ 11.000.000,00	$ 110,00	$ -	$ -	$ 151.200,00	$ -75.824,00	$ 75.376,00
Beneficial conversion feature discounts					$ 70.000,00		$ 70.000,00
Net Loss	-	-	$ -	$ -		$ -124.403,00	$ -124.403,00
BALANCE, DECEMBER 31, 2019 (INCEPTION)					$ 221.200,00	$ -200.227,00	$ 20.973,00
Beneficial conversion feature discounts	-	-	$ -	$ -	$ 109.500,00		$ 109.500,00
Net Loss						$ -119.272,00	$ -119.272,00
BALANCE, DECEMBER 31, 2020 (INCEPTION)	$ 11.000.000,00	$ 110,00	$ -	$ -	$ 330.700,00	$ -319.499,00	$ 11.201,00

PEERBIE, INC

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PEERBIE, INC.

Statement of Cash Flows

	2020	2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	**$-119,272.00**	**$-124,403.00**
Net Cash Used In Operating Activities	**$-119,272.00**	**$-124,403.00**
Cash Flows From Financing Activities		
Proceeds from Convertible Notes liability	$109,500.00	$70,000.00
Cash Provided By Financing Activities	**$109,500.00**	**$70,000.00**
Net Change in Cash	**(9,509.56)**	**(60,558.11)**
Cash at Beginning of Period	**14,927.21**	**75,485.32**
Cash at End of Period	**5,417.65**	**14,927.21**

PEERBIE, INC

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PEERBIE, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. **ORGANIZATION AND PURPOSE**

PEERBIE, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social collaboration platform and derives revenue from subscription.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) **Basis of Accounting**

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) **Fiscal Year**

The Company operates on a 52-week fiscal year ending on December 31.

c) **Cash Equivalents**

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.